UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004

Or

☐	Transition report pursuant to section 15(d) of the Securities Exchange Act of 1934

For the transition period from to

Commissions file number 1-12244

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below.

New Plan Excel Realty Trust, Inc. Retirement and 401(k) Savings Plan

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.

New Plan Excel Realty Trust, Inc.

420 Lexington Avenue

New York, New York 10170

NEW PLAN EXCEL REALTY TRUST, INC.

RETIREMENT AND 401(k) SAVINGS PLAN

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees

New Plan Excel Realty Trust, Inc.

Retirement and 401(k) Savings Plan

New York, New York

We have audited the accompanying statements of net assets available for benefits of New Plan Excel Realty Trust, Inc. Retirement and 401(k) Savings Plan (the “Plan’) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with United States generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) at December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management. This supplemental information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ The Schonbraun McCann Group, L.L.C.

Roseland, New Jersey

June 1, 2005

NEW PLAN EXCEL REALTY TRUST, INC.

RETIREMENT AND 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2004	2003
ASSETS

Investments (Notes 3 and 5)
AIM Real Estate	$9,875	$—
American Balanced Fund	945,051	581,755
American Century Equity Income	1,639,673	1,308,233
American Century Small Cap Value	903,135	590,116
BlackRock Core Bonds	449,152	497,969
BlackRock Money Market	1,090,126	1,118,460
Federated Max-Cap Index	350,397	205,501
Federated Mid-Cap Index	363,953	138,537
Fidelity Advisor Dividend Growth	104,809	68,989
Fidelity Advisor Diversified International	798,707	—
Fidelity Advisor Mid Cap	390,528	217,718
Growth Fund of America	729,820	413,377
Invesco Technology K	223,995	199,455
Janus Advisor Capital Appreciation	411,878	283,771
Janus Advisor Worldwide	—	452,176
MFS New Discovery	308,652	261,574
New Plan Excel Realty Trust, Inc. Common Stock	1,764,056	1,439,121
Putnam International Growth	—	84,479
T. Rowe Price Retirement 2010R	4,402	—
T. Rowe Price Retirement 2020R	24,405	—
T. Rowe Price Retirement 2030R	59,926	—
T. Rowe Price Retirement 2040R	1,089	—
Washington Mutual Investors	987,579	806,177

	11,561,208	8,667,408

Cash	4	—

Receivables
Loans to participants	203,953	183,881
Contributions receivable:
Employee	74,335	47,652
Employer	86,865	15,247

NET ASSETS AVAILABLE FOR BENEFITS	$11,926,365	$8,914,188

The accompanying notes are an integral part of these financial statements.

NEW PLAN EXCEL REALTY TRUST, INC.

RETIREMENT AND 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS

AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2004

ADDITIONS

Earnings on investments
Gain on Investments (Note 3)
Realized gain	$48,782
Unrealized gain	729,883
Interest	8,669
Dividends (Note 5)	417,394
1,204,728

Contributions
Participants’	1,567,903
Employer’s	555,647
Rollover contributions	72,441
2,195,991

Total additions	3,400,719

DEDUCTIONS

Deductions from net assets attributed to
Benefits paid to participants	347,125
Deemed distributions	41,417
388,542

Net change in net assets available for benefits	3,012,177

Net assets available for benefits, beginning of year	8,914,188

Net assets available for benefits, end of year	$11,926,365

The accompanying notes are an integral part of this financial statement.

NEW PLAN EXCEL REALTY TRUST, INC.

RETIREMENT AND 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

1.            DESCRIPTION OF PLAN

The New Plan Excel Realty Trust, Inc. Retirement and 401(k) Savings Plan (the “Plan”) became effective August 1, 1989, and was amended on April 1, 2002.  The following description of the Plan provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

a.            General

The Plan is a participant directed, defined contribution plan, which covers substantially all employees as defined in the Plan agreement of New Plan Excel Realty Trust, Inc. (the “Company” or the “Employer”).  Shares of common stock of New Plan Excel Realty Trust, Inc. are among the investment options offered to participants pursuant to the Plan.

b.            Contributions

Pursuant to Internal Revenue Code Section 401(k), a participant of the Plan may elect to have up to 15%, or a flat dollar amount of his or her compensation, subject to limitations, contributed to the Plan.  The participant’s compensation, otherwise payable in cash, is reduced to reflect such election.

The Employer may contribute to the Plan amounts determined by the Employer’s Board of Directors, a discretionary matching contribution equal to a uniform percentage of the amount of employee salary reduction.

The Plan also provides for rollover contributions by participants subject to limitations defined in the Plan agreement.  Rollover contributions are comprised of contributions by new employees of benefits from other employee benefit plans.

c.            Vesting

Participants are immediately vested in their 401(k) voluntary contributions and rollover contributions, plus actual earnings thereon.  Vesting in the Employer basic contribution and earnings thereon occurs at the rate of 20% for each year of service, after the first year of service.  A participant is 100% vested after five years of credited service.

d.            Termination of Participation

All participants leaving the Plan are paid on their vested portion, as of their termination date.  Any non-vested portions of terminated participants’ account balances are considered forfeitures.

e.            Forfeitures

Forfeitures by participants as defined in the Plan document will be used to reduce the Employer’s contributions to the Plan.  Total forfeitures for 2004 and 2003 amounted to $49,394 and $54,000, respectively.

f.             Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their account balance.

The loan must:

(a)      bear a reasonable rate of interest, as determined by the Plan administrator,

(b)     be for a term of no more than five years or, if borrowed to purchase a principal residence, a reasonable period,

(c)      be adequately secured, and

(d)     be repaid in level installments by payroll withholding, at least quarterly.

g.            Payment of Benefits

On termination of services due to retirement, disability, or hardship a participant will receive a lump-sum amount equal to the vested interest in his or her account.  On termination due to death, benefits may be paid in a lump-sum or in installments not extending beyond five years.

h.                                    Administrative Fees

Administrative fees incurred by the Plan are paid by the Company.

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.            Basis of Accounting

The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America and in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA), as applied to defined contribution plans.

b.            Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results could differ from those estimates.

c.                                     Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end.  The Employer’s stock (see Note 5) is valued at its quoted market price.  Participant notes receivable are valued at cost, which approximates fair value.  Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.

d.            Payment of Benefits

Benefits are recorded when paid.

e.             Risk and Uncertainties

The Plan provides for various investment options and participants may invest in any combination of mutual funds and the Employer’s stock.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

3.             INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets at December 31:

	2004	2003

American Balanced Fund	$945,051	$581,755
American Century Equity Income	1,639,673	1,308,233
American Century Small Cap Value	903,135	590,116
BlackRock Core Bonds	—	497,969
BlackRock Money Market	1,090,126	1,118,460
Janus Advisor Worldwide	—	452,176
New Plan Excel Realty Trust, Inc. (see Note 5)	1,764,056	1,439,121
Washington Mutual Investors	987,579	806,177
Fidelity Advisor Diversified International	798,707	—
Growth Fund of America	729,820	—

During the year ended December 31, 2004, the investments of the Plan appreciated in fair value as follows:

	Proceeds	Aggregate Cost	Realized Gain

Mutual Fund Investments	$2,316,315	$2,271,343	$44,972
New Plan Excel Realty Trust, Inc.
Common Stock	667,421	663,611	3,810

	$2,983,736	$2,934,954	$48,782

(1)Aggregate cost was determined on an Average Cost basis.

Unrealized Appreciation:

	Value at 1/1/04	Purchases	Increase	Value at 12/31/04

Mutual fund Investments	$7,228,287	$1,999,781	$569,089	$9,797,157
New Plan Excel Realty Trust, Inc.
Common Stock	1,439,121	164,136	160,794	1,764,051

	$8,667,408	$2,163,917	$729,883	$11,561,208

4.                                     INCOME TAX STATUS

An exemption from Federal income taxes under Section 501(a) of the Internal Revenue Code has been obtained by virtue of the Plan’s qualified status under Section 401(a).  The date of the latest Internal Revenue Service determination letter is November 19, 2001.

5.            RELATED PARTY TRANSACTIONS

The Plan holds an investment in shares of the Employer.  During 2004 and 2003, the Plan received $98,837 and $91,087, respectively,  in common stock dividends from the Employer.

SUPPLEMENTAL SCHEDULES

NEW PLAN EXCEL REALTY TRUST, INC.

RETIREMENT AND 401(k) SAVINGS PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2004

Investment	Fair Market Value

AIM Real Estate	$9,875
American Balanced Fund	945,051
American Century Equity Income	1,639,673
American Century Small Cap Value	903,135
BlackRock Core Bonds	449,152
BlackRock Money Market	1,090,126
Federated Max-Cap Index	350,397
Federated Mid-Cap Index	363,953
Fidelity Advisor Dividend Growth	104,809
Fidelity Advisor Diversified International	798,707
Fidelity Advisor Mid Cap	390,528
Growth Fund of America	729,820
Invesco Technology K	223,995
Janus Advisor Capital Appreciation	411,878
Janus Advisor Worldwide	—
MFS New Discovery	308,652
New Plan Excel Realty Trust, Inc. (the Plan’s sponsor)	1,764,056
Putnam International Growth	—
T. Rowe Price Retirement 2010R	4,402
T. Rowe Price Retirement 2020R	24,405
T. Rowe Price Retirement 2030R	59,926
T. Rowe Price Retirement 2040R	1,089
Washington Mutual Investors	987,579

$11,561,208

Loans to participants with interest rates ranging from 5% to 9.5% per annum	$203,953

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

New Plan Excel Realty Trust, Inc. Retirement and 401(k) Savings Plan

	By:	New Plan Excel Realty Trust, Inc., as Plan Administrator

Dated: June 29, 2005	By:	/s/ Steven F. Siegel
Steven F. Siegel
Authorized Signatory

EXHIBITS

Exhibit Number	Description of Exhibit

23.1	Consent of The Schonbraun McCann Group, L.L.C., Independent Registered Public Accounting Firm